SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 173,503,441 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 173,503,441 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 173,503,441 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 172,920,761 of the Ordinary Shares (“Ordinary Shares”) of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”), 18,564 Ordinary Shares received from vested restricted stock units of the Issuer (“RSU’s”) and 564,070 Ordinary Shares underlying 564,070 options to purchase Ordinary Shares (“Share Options”). Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020 as reported in the Issuer’s Press Release published on July 13, 2020.

CUSIP No. 07725L102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 173,503,441 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 173,503,441 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 173,503,441 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 172,920,761 of the Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s and 564,070 Ordinary Shares underlying 564,070 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020 as reported in the Issuer’s Press Release published on July 13, 2020.

CUSIP No. 07725L102	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 173,965,588 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 173,965,588 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 173,965,588 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 173,382,898 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s, 564,070 Ordinary Shares underlying 564,070 Share Options, 92,326 Ordinary Shares (7,102 in the form of ADS) received from an in-kind pro rata distribution in October 2017 and 218,817 Ordinary Shares (13,516 in the form of ADS) received from an in-kind pro rata distribution in June 2019. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020 as reported in the Issuer’s Press Release on July 13, 2020.

CUSIP No. 07725L102	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 173,965,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 173,965,588 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 173,965,588 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 173,382,898 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s, 564,070 Ordinary Shares underlying 564,070 Share Options, 92,326 Ordinary Shares (7,102 in the form of ADS) received from an in-kind pro rata distribution in October 2017 and 218,817 Ordinary Shares (13,516 in the form of ADS) received from an in-kind pro rata distribution in June 2019. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020 as reported in the Issuer’s Press Release published on July 13, 2020.

CUSIP No. 07725L102	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,004 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,004 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 150,995 Ordinary Shares reported that are beneficially owned through ADS.
(2)	The percentage of ownership is less than 0.1% based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020 as reported in the Issuer’s Press Release published on July 13, 2020.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On July 12, 2020, BeiGene Ltd. (the “Issuer”) entered into a share purchase agreement (the “Purchase Agreement”) with the Funds and several other investors, related to a registered direct offering (the “Offering”) of 145,838,979 ordinary shares of the Issuer (“Ordinary Shares”) at a purchase price of $14.2308 per Ordinary Share, equivalent to $185.00 per American Depositary Share (“ADS”). Each ADS represents 13 Ordinary Shares. The Offering closed on July 15, 2020.

Pursuant to the Offering 667 and Life Sciences purchased 994,276 and 13,589,904 Ordinary Shares, respectively, at the offering price of $14.2308 per share, totaling 14,584,180 shares in the aggregate. Each of 667 and Life Sciences purchased the Ordinary Shares with their working capital.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Upon the closing of the Offering 994,266 and 18,821,790 Ordinary Shares held by 667 and Life Sciences, respectively were converted into 76,482 and 1,447,830 ADS held by 667 and Life Sciences, respectively, without consideration and without a change in pecuniary interest. Additionally, 43,108 Ordinary shares each held by Felix J. Baker and Julian C. Baker and 21,255 Ordinary Shares held by FBB3, were converted into 3,316 ADS for each of Felix J. Baker and Julian C. Baker and 1,635 ADS for FBB3 without consideration and without a change in pecuniary interest.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of securities of the Issuer for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 7 are incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares directly held by the Funds, 172,920,761 of which are directly held by the Funds through ADS, along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. The information set forth below is based on 1,163,415,671 Ordinary Shares outstanding at July 15, 2020. as reported in the Issuer’s Press Release published on July 13, 2020. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	14,358,729	1.2%
Baker Brothers Life Sciences, L.P.	158,562,078	13.6%
Total	172,920,807	14.8%

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the Board since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 282,035 options to purchase Ordinary Shares (“Share Options”) received in connection with their service on the Board which vest within 60 days from the date of this Amendment No. 7. Michael Goller and Ranjeev Krishana each hold 9,282 Ordinary Shares received from vested restricted stock units (“RSU’s”) in connection with their service on the Board. On June 17, 2020, Michael Goller and Ranjeev Krishana each were granted 45,383 Share Options (“2020 Share Options”) in connection with their service on the Board. The 2020 Share Options are exercisable at $13.42 per Ordinary Share and vest on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of shareholders. The 2020 Stock Options expire June 16, 2030.The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) The disclosure in Item 4 and elsewhere in this Item 5 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

The Purchase Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits

Exhibit	Description

99.1	Purchase Agreement, dated July 12, 2020, by and between the Issuer and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the SEC on July 13, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2020

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager